October 28, 2009

Wei Chen, Chief Executive Officer
China Logistics Group, Inc.
23 F. Gutai Beach Building No. 969
Zhongshan Road South
Shanghai, China 200011

> **Re:** **China Logistics Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 9, 2009**
> **File No. 333-151783**
> **Form 10-K/A for Fiscal Year Ended December 31, 2008**
> **Filed September 29, 2009**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2009**
> **Filed August 19, 2009**
> **File No. 0-31497**

Dear Mr. Chen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

<u>Amendment No. 3 to Form S-1 Filed October 9, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19</u>

<u>Results of Operations, page 20</u>

1. Please include net income in the table of consolidated operating results for the interim periods presented on page 21.

2. Please include a discussion and analysis of other income and expense for the interim periods presented.

3. Please include a discussion and analysis of foreign income taxes for each period presented.

<u>Critical Accounting Policies, page 27</u>

4. We note that changes in your estimate of the allowance for doubtful accounts resulted in credits to bad debt expense for the interim periods of fiscal 2008 rather than fiscal 2009. Please revise.

<u>Recent Accounting Pronouncements, page 28</u>

5. We reviewed your response to comment six in our letter dated July 23, 2009 and the revisions to your disclosure. You provided the disclosure required by SFAS 165 in Note 11 to the unaudited financial statements included in the filing. Please revise your disclosure to clarify that you adopted the statement. Similarly revise your disclosure in Note 4 to the unaudited financial statements.

<u>Our Business, page 28</u>

<u>Properties, page 35</u>

6. We note your response to comment seven in our letter dated July 23, 2009. Please disclose whether the lease with Mr. Chen is on terms that are at least as favorable to the company as would be available from an unaffiliated party.

<u>Certain Relationships and Related Transactions, page 39</u>

7. Please correct the apparent typographical error in the second paragraph on page 39, or advise. It appears the word should be "agreement" and not "argument."

Unaudited Consolidated Financial Statements

Consolidated Statements of Cash Flows, page F-4

8. The indirect or reconciliation method of reporting net cash flow from operating activities required by paragraph 28 of SFAS 95 should begin with net income or loss rather than net income or loss attributable to China Logistics Group, Inc. Please revise.

Notes to Unaudited Consolidated Financial Statements, page F-5

Note 6 – Stockholders' Equity, page F-14

2008 Unit Offering, page F-14

9. We note your disclosure of the anti-dilution protections contained in the subscription agreement for the 2008 Unit Offering. Please provide us with your evaluation as to whether the warrants are indexed to your own stock using the two-step approach in EITF 07-5. It appears the warrants are not indexed to your own stock because the exercise price is subject to adjustment and that you should have applied the guidance in EITF 07-5 as of the beginning of the period. Refer to Example 8 in EITF 07-5.

Annual Financial Statements

10. Please revise to reflect the retrospective presentation and disclosure provisions of SFAS 160. Refer to paragraph 5 of SFAS 160. Similarly revise selected financial data on page 8 and your disclosures in management's discussion and analysis of financial condition and results of operations and elsewhere throughout the document.

Notes to Consolidated Financial Statements, page F-25

Note 1 – Summary of Business and Organization, page F-25

11. We reviewed your response to comment 27 in our letter dated July 23, 2009. We understand the acquisition agreement was amended to provide for the payment of additional consideration. We also understand from your disclosure on page F-26 that it was in your long-term best interest to agree to pay Mr. Chen additional consideration, particularly as the operations of Shandgon Jiajia represented all of your business and operations following the transaction. Please tell us why Mr. Liu did not receive additional consideration as a shareholder of Shandgon Jiajia. Please also provide us with your analysis of the facts and circumstances that

support accounting for the consideration as acquisition consideration as opposed to compensation, particularly since the additional consideration was not distributed to shareholders on a pro rata basis and in light of your disclosure that Mr. Chen was critical to the integration. In addition, as previously requested, tell us why the warrants issued to Mr. Chen are properly accounted for as equity instruments during the period in which you did not have sufficient authorized shares to settle the contract. Refer to paragraph 19 of EITF 00-19.

Note 2 – Restatement of Financial Statements, page F-27

12. Please disclose the adjustments to additional paid-in capital and accumulated deficit in the table of balance sheet data for 2007. In addition, we note that total current liabilities, basic and diluted income (loss) per common share and basic and diluted weighted average shares outstanding in the 2007 tables differ from the financial statements. Please revise.

Note 6 – Convertible Note Payable – David Aubel, Related Party, page F-37

13. We reviewed your response to comment 32 in our letter dated July 23, 2009, and it is still unclear to us how the restatement affected your financial statements. We understand that embedded conversion features were properly accounted for as derivatives until the notes were modified in connection with the reverse recapitalization transaction. Please tell us whether our understanding is correct or whether you restated the historical financial statements of the legal acquirer in accounting for the transaction. Please also tell us the entries you made to correct the accounting accorded to the convertible notes in the restatement of your financial statements. In addition, tell us the discounts recorded to equity and immediately recognized in earnings with respect to beneficial conversion features embedded in the convertible notes for each period presented. We may have further comment regarding your disclosures after reviewing your response.

Note 14 – Commitments, page F-47

14. As previously requested, please disclose rent expense for each year presented with separate amounts for minimum rentals, contingent rentals and sublease rentals. Refer to paragraph 16 of SFAS 13.

Form 10-K/A for Fiscal Year Ended December 31, 2008

15. Please address the above comments in future annual reports to the extent applicable.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

16. Please address the above comments in future interim filings to the extent applicable.

******

As appropriate, please amend your registration statement in response to these comments. Please provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3725, with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James M. Schneider, Esq.
        Via facsimile (561) 362-9612